October 11, 2018

Ian Huen
Chief Executive Officer
Aptorum Group Ltd
17th Floor, Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

       Re: Aptorum Group Ltd.
           Amendment No.1 to Registration Statement on Form F-1
           Filed October 5, 2018
           File No. 333-227198

Dear Mr. Huen:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2018 letter.

Amendment No. 1 to Form F-1 filed on October 5, 2018

Our Business
Statistical Significance, page 82

1. We note your response to comment 4 and your disclosure that you do not intend to use for any regulatory submission the standard of statistical testing that you have employed to compare different treatment groups. Please revise your disclosure to explain how standards for statistical significance relate to the U.S. Food and Drug Adminstration's evidentiary standards of efficacy.
 Ian Huen
Aptorum Group Ltd
October 11, 2018
Page 2

       You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameIan Huen
                                                          Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                          Office of Healthcare
& Insurance
October 11, 2018 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName